UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 8, 2023

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the

first quarter ended on March 31, 2023 (“1Q2023”)(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.4 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investments in the Vaca Muerta formation place us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP), and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of March 31, 2023

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, May 8, 2023

During the 1Q2023, total comprehensive income amounted to Ps. 5,663 million, or Ps. 7.52 per share (Ps. 37.61 per ADS), compared to a total comprehensive income of Ps. 16,748 million, or Ps. 22.25 per share (Ps. 111.25 per ADS) in the first quarter ended on March 31, 2022 (“1Q2022”).

Operating profit for 1Q2023 amounted to Ps. 14,091 million, Ps. 10,959 million lower than in 1Q2022. This variation was mainly due to lower revenues from the Production and Commercialization of the Natural Gas Liquids (Liquids) and Natural Gas Transportation segments of Ps. 9,988 million and Ps. 3,254 million, respectively.

These effects were partially offset by higher revenues from Other Services of Ps. 1,258 million and lower operating costs of Ps. 1,056 million.

Financial results recorded a negative variation of Ps. 1,871 million.

(1)The financial information presented in this press release is based on interim consolidated financial statements presented in constant Argentine pesos as of March 31, 2023 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Highlights during 1Q2023 and beyond

➢On April 19, 2023, the Ordinary, Extraordinary General Shareholders´Meeting of tgs (the "Meeting") took place, at which, among others, the following matters were approved:

•An increase of Ps. 1,967 million of the Legal Reserve and the constitution of a Reserve for Future Investments, Acquisition of Treasury Shares and/or Dividends amounting to Ps. 185,004 million.

•An increase in the amount of the 2017 Global Program from US$ 1,2 billion to US$ 2,0 billion.

•The extension of the 2017 Global Program maturing January 2024 for another five year-term, or a longer term allowed by applicable regulations.

➢On April 27, 2023, ENARGAS by means of Resolution No. 186/2023 approved a tariff increase of 95% in the tariff charts of the Natural Gas Transportation segment, which was included in the addendum to the transitory renegotiation agreement (the "2023 Transitory Agreement"). Additionally, the 2023 Transitory Agreement allows, among other matters, and with the prior authorization of the Ministry of Economy, tgs to pay dividends (previously restricted).

➢On April 29, by decree No. 250/2023, the 2023 Transitional Agreement was ratified, allowing its entry into force on that date.

Analysis of the results

Total revenues amounted to Ps. 46,437 million in 1Q2023, a Ps. 11,983 million decrease compared to Ps. 58,420 million in 1Q2022.

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 1Q2023 and 1Q2022 is shown in the table below:

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Operating costs and administrative and selling expenses decreased by approximately Ps. 1,155 million in 1Q2023 compared to 1Q2022. This variation was due to lower: (i) cost of natural gas consumed for liquids production (IAS 29 restatement effect and lower volume, partially offset by higher prices) by Ps. 1,604 million, (ii) export taxes of Ps. 636 million, (iii) depreciation of Ps. 366 million, and (iv) other third-party fees amounting to Ps. 410 million. These effects were partially offset by higher labor costs of Ps. 1,022 million and repair and maintenance operating expenses of Ps. 466 million.

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("(Loss) / gain on monetary position") in a single separate line. In 1Q2023, financial results experienced a negative variation of Ps. 1,871 million compared to 1Q2022. This variation was mainly due to the effect of loss in monetary position of Ps. 4,781 million, which during 1Q2023 was negative as a consequence of the net monetary asset position, and in 1Q2022 it was positive, and a higher foreign exchange loss of Ps. 4,649 million (as a consequence of the higher variation in the exchange rate during 1Q2023). These effects were partially offset by the higher positive result generated by financial assets of Ps. 5,892 million and the loss of Ps. 1,236 million recorded during 1Q2022 due to the notes repurchase.

Analysis of operating (loss) / profit
by business segment
25,000
20,000
15,000
10,000
5,000
-
-5,000
Million of Argentine Pesos
Natural Gas Transportation
Liquids
Other Services
1Q2023
1Q2022

Natural Gas Transportation

Operating loss of the Natural Gas Transportation segment was Ps. 744 million in 1Q2023 compared to the profit of Ps. 3,154 million in 1Q2022.

Natural gas transportation revenues accounted for approximately 20% and 22% of total revenues in 1Q2023 and 1Q2022, respectively.

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Revenues from this segment are derived mainly from firm natural gas transportation contracts which represent approximately 77% and 84%, respectively, of the total revenues for this segment in 1Q2023 and 1Q2022.

This tariff segment, subject to ENARGAS regulation, received its last tariff increase of 60% on March 1, 2022, following three years of no increments.

The increase in operating loss was mainly explained by lower revenues given the tariff adjustment, which did not offset the negative variation associated with the inflation restatement effect under IAS 29, and the higher operating expenses.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 66% and 70% of total revenues in 1Q2023 and 1Q2022, respectively. During 1Q2023, production increased by 18,423 tons reaching 311,049 tons.

Operating profit in this business segment during 1Q2023 was Ps. 7,615 million below 1Q2022, reaching Ps. 12,139 million (compared to Ps. 19,754 million recorded in 1Q2022). This decrease was mainly due to lower revenues of Ps. 9,988 million. This effect was partially offset by a reduction in the cost of natural gas consumed of Ps. 1,604 million.

Liquids revenues amounted to Ps. 30,818 million in 1Q2023 (Ps. 40,806 million in 1Q2022). This deacrease was mainly due to the impact of the restatement in accordance with IAS 29, which resulted in a decrease of Ps. 19,665 million and the drop in international reference prices of Ps. 7,802 million. These effects were partially offset by the nominal variation in the exchange rate on U.S. dollar-denominated sales amounting to Ps. 14,502 million and the higher ethane price of Ps. 1,555 million.

Total volumes dispatched decreased 3%, or 9,062 tons, compared to 1Q2022. This decline stems from lower tons of butane and propane sold in the local market and propane exported, and was partially offset by higher tons exported of butane and natural gasoline and ethane sold to PBB Polisur S.R.L..

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Other Services and Telecommunications

The Other Services business segment includes mainly services provided by tgs in Vaca Muerta, representing approximately 13% and 9% of our total revenues for 1Q2023 and 1Q2022, respectively.

Operating profit increased by Ps. 554 million mainly as a result of a Ps. 1,258 million increase in revenues in 1Q2023, which was partially offset by the rise in the operating costs and administrative and selling expenses of Ps. 716 million.

The increase in revenues was primarily explained by higher natural gas transportation and conditioning services in the Vaca Muerta area amounting to Ps. 1,693 million, and the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 1,787 million. These effects were partially offset by the impact of the IAS 29 restatement of Ps. 2,270 million.

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Financial position analysis

Net debt

As of Macrh 31, 2023, our net debt amounted to Ps. 1,718 million compared to Ps. 14,817 million as of December 31, 2022. Our total net financial debt is denominated foreign currency, different from the Argentine peso, for both periods and is shown in Argentine pesos in the table below.

The table below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 1Q2023 and 1Q2022 was as follows:

As of March 31, 2023 and December 31, 2022, fund allocations were as follows:

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Below is a reconciliation of the free cash flows for the 1Q2023 and 1Q2022:

1Q2023 vs. 1Q2022

During 1Q2023, cash flow provided by operating activities amounted to Ps. 25,287 million, Ps. 4,129 million below than 1Q2022, and was mainly explained by a decrease in operating profit, which was partially offset by the decrease in working capital.

Cash flow used in investing activities amounted to Ps. 13,520 million in 1Q2023, compared to Ps. 24,883 in 1Q2022. The decrease was mainly due to a reduction in payments for the acquisition of non-cash investments, and was partially offset by an increase in payments for the acquisition of PPE.

Finally, cash flow provided by financing activities decreased Ps. 2,287 million, due to lower proceeds from loans partially offset by lower payments for the repurchase of notes made in 1Q2022.

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

1Q2023 earnings videoconference

We invite you to participate in the videoconference to discuss this 1Q2023 announcement on Tuesday May 9, 2023 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_UVBCDuyUS42lnoTX56hpcg

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results”in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos)				
1Q2023					
Revenues	9,358	30,818	6,007	254	46,437
Depreciation	(4,054)	(449)	(1,195)	-	(5,698)
Operating (loss) / profit	(744)	12,139	2,707	(11)	14,091
1Q2022					
Revenues	12,612	40,806	4,748	255	58,420
Depreciation	(4,527)	(378)	(1,159)	-	(6,064)
Operating profit	3,154	19,754	2,087	55	25,050

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
1Q2023					
Revenues	8,481	28,705	5,626	226	43,038
Depreciation	(530)	(85)	(173)	-	(788)
Operating profit	2,691	11,782	3,682	(14)	18,141
1Q2022					
Revenues	5,747	19,028	2,208	116	27,099
Depreciation	(355)	(37)	(148)	-	(540)
Operating profit	3,213	9,473	1,463	19	14,168

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 12

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q2023 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the 1Q2023 and 1Q2022

(In million of Argentine Pesos)

	1Q2023	1Q2022
Cash flows provided by operating activities		
Total comprehensive income for the period	**5,663**	**16,748**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	5,698	6,064
Derivative financial instruments results	-	152
Disposal of PPE	132	9
Increase in allowances and provisions	70	154
Share of gain from associates	(1)	(63)
Interest expense accrual	1,939	2,126
Interest income on other financial assets other than cash and cash equivalents	(7,746)	(300)
Income tax	5,251	7,057
Foreign exchange loss	10,743	3,159
Acquisition of Notes result	-	1,236
Gain on monetary position	1,190	(4,081)
Changes in assets and liabilities:		
Trade receivables	(933)	(3,881)
Other receivables	(684)	802
Inventories	97	1,173
Trade payables	666	1,662
Payroll and social security taxes payable	(10)	(784)
Taxes payable	203	70
Allowances	(2)	-
Contract assets	(1)	-
Other payables	47	11
Income tax paid	(1,446)	(1,490)
Contract liabilities	4,414	(287)
Derivative financial instruments payments	-	(124)
Cash flows provided by operating activities	**25,287**	**29,416**
Cash flows used in investing activities		
Additions to property, plant and equipment	(9,375)	(7,074)
Financial assets not considered cash equivalents	(4,145)	(17,809)
Cash flows used in investing activities	**(13,520)**	**(24,883)**
Cash flows provided by financing activities		
Proceeds from loans	66	5,339
Cost of adquisition of notes	-	(2,986)
Cash flows provided by financing activities	**66**	**2,353**
Net variation in cash and cash equivalents	**11,833**	**6,885**
Cash and cash equivalents at the beginning of the year	3,639	10,502
Monetary result effect on cash and cash equivalents	(1,038)	(1,106)
Foreign exchange gain on cash and cash equivalents	106	101
Cash and cash equivalents at the end of the period	**14,539**	**16,381**

Transportadora de Gas del Sur S.A. 13

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: May 8, 2023.